Exhibit 21

Subsidiaries of the Registrant
Name	Jurisdiction of Incorporation
MapInfo Australia Pty. Limited	Australia
MapInfo Canada Inc.	Canada
MapInfo GmbH	Germany
MapInfo Limited	England
MapInfo UK Limited	England
MapInfo Realty LLC	United States